UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

EMAGEON INC.

(Name of Subject Company)
EMAGEON INC.

(Name of Person(s) Filing Statement)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
29076V 10 9

(CUSIP Number of Class of Securities)
Charles A. Jett, Jr.
Chief Executive Officer
1200 Corporate Drive, Suite 200
Birmingham, Alabama 35242
(205) 980-9222

(Name Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
Copies to:

W. Todd Carlisle
Sirote & Permutt, P.C.
2311 Highland Avenue South
Birmingham, AL 35205
(205) 930-5100

and

David A. Stockton
Justin B. Heineman
Kilpatrick Stockton LLP
1100 Peachtree Street, Suite 2800
Atlanta, GA 30309
(404) 815-6500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the U.S. Securities and Exchange Commission on March 5, 2009 (as further amended from time to time, the “Schedule”), by Emageon Inc., a Delaware corporation (“Emageon,” or the “Company”). This Schedule relates to the tender offer by AMICAS Acquisition Corp., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of AMICAS, Inc., a Delaware corporation (“AMICAS”), to purchase all of the issued and outstanding shares of Emageon common stock at a price per share of $1.82 in cash, net to the seller, without interest thereon and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 2009, and the related Letter of Transmittal, each filed as an exhibit to the Schedule TO filed by AMICAS with the Securities and Exchange Commission on March 5, 2009.
     All information in the Schedule is incorporated by reference in this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 remains unchanged. Capitalized terms used below but not defined in this Amendment have the meanings set forth in the Schedule.

ITEM 8.	ADDITIONAL INFORMATION.
     Item 8 of the Schedule is hereby amended and supplemented by adding the following language after the section entitled “Regulatory Approvals”:
Legal Proceedings
     On March 11, 2009, a putative shareholder class action lawsuit was filed against the Company, members of the Company Board and AMICAS in the Superior Court Department, Suffolk County, Massachusetts. The action, styled Fishman v. Williamson, et al., alleges, among other things, that the members of the Company Board violated their fiduciary duties by failing to maximize value for the Company’s stockholders when negotiating and entering into the Merger Agreement. The complaint also alleges that AMICAS aided and abetted those purported breaches. The plaintiff seeks, among other things, to enjoin the acquisition of the Company by Purchaser or, in the alternative, to rescind the acquisition should it occur before the lawsuit is resolved.
     The Company believes that the allegations of the plaintiff’s complaint are entirely without merit, and the Company, the Company Board and AMICAS intend to vigorously defend this action. The parties do not expect this lawsuit to have an impact on the completion of the Offer and the Merger, however, even a meritless lawsuit may carry with it the potential to delay consummation of the transactions contemplated by the Merger Agreement.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	By:	/s/ Charles A. Jett, Jr.
Charles A. Jett, Jr.
Date: March 13, 2009		Chief Executive Officer

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